The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.4748 F 307.857.0319
sra@wyoming.com

May 8, 2006

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Re: U.S. Energy Corp.
Amended Preliminary Proxy Statement

Attn: Mellissa Duru

Dear Ms. Duru:

U.S. Energy Corp. (the registrant or the Company) files an amended preliminary proxy statement, marked to show changes:

(i)
in response to oral comments about Proposal 3 (to lift Nasdaq’s 20% limit on new share issuance); this change was submitted supplementally, and we understand that the staff has no further comments on this disclosure; and

(ii) new disclosure of compensation received by registrant affiliates for their service as outside directors of one of the registrant’s (minority-owned) subsidiaries.

The registrant desires to file the definitive proxy statement as soon as possible. The definitive filing will contain no changes from the amended preliminary statement filed today. Please advise when the registrant may make the definitive filing.

Securities and Exchange Commission
May 8, 2006

In connection with our request for permission to make the definitive filing, we confirm the registrant’s understanding that:

•
Should the Commission or the staff, acting pursuant to delegated authority, permit the definitive filing to be made, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in permitting the definitive filing to be made, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert the Commission’s action (or that of the staff, acting pursuant to delegated authority) as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the expedited treatment of the supplemental correspondence sent in Friday, May 5.

Yours Sincerely,

/s/Stephen E. Rounds

SER/sra

Enc.

cc: U.S. Energy Corp.